                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                INFORMATION MANAGEMENT TECHNOLOGIES CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.04 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   456908300
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Stuart J. Chasanoff, Esq.
                            4000 Thanksgiving Tower
                                1601 Elm Street
                       Dallas, Texas 75201 (214) 720-1608
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 10, 1996
- --------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         Check the following box if a fee is being paid with this Statement. [x] (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent (5%) of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 456908300                  13D




(1)      Name of Reporting Person                                          Infinity Investors Ltd.
         I.R.S. Identification                                                                 N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                   (a)  [ ]
         Member of a Group*                                                               (b)  [ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                       WC

(5)      Check Box if Disclosure of Legal                                                      [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                    Nevis West Indies

         Number of Shares                  (7)     Sole Voting                             248,742
                                                   Power
            Beneficially
                                           (8)     Shared Voting                               N/A
          Owned by Each                            Power

         Reporting Person                  (9)     Sole Dispositive                        248,742
                                                   Power
               with:
                                           (10)    Shared Dispositive                          N/A
                                                   Power

(11)     Aggregate Amount Beneficially Owned                                               248,742
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                  [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                     4.98%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                              CO


*  SEE INSTRUCTIONS

CUSIP No. 456908300                   13D


                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                          Filed Pursuant to Rule 13d-2


                             INTRODUCTORY STATEMENT

         The Statement on Schedule 13D relating to the Class A common stock, par value $.04 per share of Information Management Technologies Corporation filed by Infinity Investors Ltd., a Nevis business corporation (the "Reporting Person"), on July 9, 1996, Accession Number 0000950134-96-003403 (the "Original Filing"), is hereby amended and supplemented by this Amendment No. 1 as follows. Except as otherwise provided herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to such terms in the Original Filing.

ITEM 1.  SECURITY AND ISSUER.

The response to Item 1 is hereby amended and restated, in its entirety, to read as follows:

         This Statement on Schedule 13D (this "Statement") relates to the Class A common stock, $.04 par value per share (the "Common Stock"), of Information Management Technologies Corporation, a Delaware corporation, which has its principal executive offices located at 130 Cedar Street, 4th Floor, New York, New York 10006 (the "Issuer").


ITEM 2.  IDENTITY AND BACKGROUND.

NOT AMENDED.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The response to Item 3 is hereby amended to add the following:

         On July 10, 1996, pursuant to the terms of a Letter Agreement attached as Exhibit 5 hereto and incorporated herein by reference, the Issuer agreed to waive the Ownership Cap with respect to a single transaction resulting in the conversion of not more than 430,000 shares of Common Stock. Immediately prior to this waiver, the Reporting Person held 800 shares of Common Stock of the Issuer. As a result, pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person became the beneficial owner of 430,800 shares of Common Stock, or approximately 8.6% of the outstanding Common Stock of the Issuer, based on 4,564,823 shares of Common Stock outstanding on July 9, 1996. Effective July 10, 1996, the

CUSIP No. 456908300                    13D




         Reporting Person converted $413,875 principal amount of the Convertible Debenture and acquired actual ownership of an additional 430,000 shares of Common Stock thereby.

         Thereafter, also on July 10, 1996, the Reporting Person disposed of 430,000 shares of Common Stock in a single open market transaction at a price of $1.625 per share or an aggregate sales price of $698,750 and, as a result, held 800 shares on the date thereof (the "Remaining Shares"). The Reporting Person continues to hold the Remaining Shares.


ITEM 4.  PURPOSE OF TRANSACTION.

NOT AMENDED.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The response to Item 5 is hereby amended and restated, in its entirety, to read as follows:

         (a) Immediately upon the Issuer's waiver of the Ownership Cap as described in Item 3 above (July 10, 1996) the aggregate number of shares of Common Stock which may be deemed to have been beneficially owned by the Reporting Person as of such date was 430,800 shares constituting approximately 8.6% of the outstanding Common Stock of the Issuer (based on 4,564,823 shares of Common Stock outstanding at July 9, 1996 pursuant to the Issuer's Annual Report on Form 10-K for the fiscal year ended March 31, 1996 and additional information received from the Issuer).

                          The aggregate number of shares of Common Stock which may be deemed to be beneficially owned by the Reporting Person on the date hereof is 248,742 shares, constituting 4.98% of the outstanding Common Stock of the Issuer, based on 4,994,823 shares of Common Stock outstanding at July 10, 1996, pursuant to the Issuer's Annual Report on Form 10-K for the fiscal year ended March 31, 1996 and additional information received from the Issuer (247,942 shares or 4.96% of which the Reporting Person beneficially holds as a result of its right to acquire shares of Common Stock upon conversion of the Convertible Debenture).

         (b) The Reporting Person has the sole power to vote and dispose of the Convertible Debenture and the Remaining Shares.

         (c) Except as specified herein or in the Original Filing, the Reporting Person has effected no other transactions in the shares of Common Stock of the Issuer within the preceding sixty (60) days.

CUSIP No. 456908300                   13D




         (d)              Not applicable.

         (e) The Reporting Person ceased to be the owner of more than five percent (5%) of the Common Stock on July 10, 1996.


ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person has no other contracts, arrangements, understandings, or relationships with any person with respect to any securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The response to Item 7 is hereby amended to add the following:

         EXHIBIT NO.                       EXHIBIT
         -----------                       -------
          99.5               Letter Agreement, dated July 10, 1996

CUSIP No. 456908300                   13D


                                   SIGNATURE

                 After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Statement is true, complete and correct.


Date:  July 12, 1996

                                        INFINITY INVESTORS LTD.


                                        By:   /s/ James A. Loughran
                                              ---------------------------------
                                              James A. Loughran
                                              Director


                    Attention:  Intentional misstatements or
                      omissions of fact constitute federal
                   criminal violations (see 18 U.S. C. 1001).

                                EXHIBIT INDEX



Exhibit                        Description
- -------                        -----------
 99.5                   Letter Agreement, dated July 10, 1996

CUSIP No. 456908300                  13D




                                   SCHEDULE 1

                     DIRECTORS AND EXECUTIVE OFFICERS OF
                           INFINITY INVESTORS LTD.

         Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Investors Ltd. (the "Reporting Person").

                                                        PRESENT PRINCIPAL
 NAME AND CITIZENSHIP OR                                OCCUPATION OR                 POSITION WITH
 PLACE OF ORGANIZATION       BUSINESS ADDRESS           EMPLOYMENT                    REPORTING PERSON
 -----------------------     ----------------           -----------------             ----------------
 Cofides S.A.*               Memorial Square            Nevis business corporation    Director
 (Nevis, West Indies)        P. O. Box 556              which serves as the
                             Nevis, West Indies         Director of various
                                                        entities

 James  Loughran             38 Hertford Street         Lawyer                        Director
 (Irish)                     London, England
                             W1Y 7TG

 James E. Martin             38 Hertford Street         Accountant                    Director
 (British)                   London, England
                             W1Y 7TG

 SECORD Limited              38 Hertford Street         British corporation which     Secretary
 (England)                   London, England            serves as the Secretary of
                             W1Y 7TG                    various entities

 Margareta Hedstrom          37 Shepherd Street         Business Executive            President/
 (Swedish)                   London, England                                          Treasurer
                             W1Y 7LH

- ---------------
*        The members of the Board of Directors of Cofides S.A. are James A.
         Loughran, Siobhan B. Loughran, James E. Martin, Ashley Bolt + Co. Limited and Margareta Hedstrom.

         The Reporting Person advises that no persons and/or organizations control the Reporting Person (either individually or as a group) as that term is used in Instruction C to Rule 13d-101 promulgated under the Securities Exchange Act of 1934, as amended.